CytoMed Therapeutics Pte. Ltd.

21 Bukit Batok Crescent

#17-80 WCEGA Tower

Singapore 658065

VIA EDGAR

December 17, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Tracie Mariner

Re:	CytoMed Therapeutics Pte. Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted November 19, 2021
CIK No. 0001873093

Dear Ms. Mariner:

CytoMed Therapeutics Pte. Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 2, 2021, regarding Amendment No. 1 to Draft Registration Statement on Form F-1 submitted to the Commission on November 19, 2021. The Company has revised the Amendment No. 1 to Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

For your convenience, we have repeated below your comments in bold, and have followed each comment with our response. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form F-1

Property, page 113

1.	We note your response to comment 10. File the leasehold agreement as an exhibit as required by Item 601(b)(10)(ii)(D) of Regulation S-K, or provide your analysis why it is not required to be filed.

Response: The Company respectfully acknowledges the Staff’s comment and will file a copy of the Title Deed (Subsidiary Strata Certificate of Title) as Exhibit 10.16 once it has been issued by the Singapore Land Authority.

Foreign Private Issuer Exemptions, page 147

2.	We note your response to comment 12. The revised disclosure on page 147 did not clarify from which listing standards you intend to continue exercising the exemption. Please either revise page 147 to clarify or revise the associated disclosure to clarify. For example, on page 146, clarify whether your code of business conduct and ethics and your compensation committee member's independence and charter will comply with the Nasdaq standards. If you are uncertain, so state in the disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 147 of Amendment No. 2 accordingly.

Exhibits

3.	Please file the actual Share Subscription Agreement as Exhibit 10.14, rather than a "Form of" agreement. When you file the document publicly, please file the actual consent of each person to be named a director, rather than a "Form of" consent.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the Share Subscription Agreement with conformed signature pages for each Share Subscription Agreement as Exhibit 10.14 of Amendment No. 2 accordingly.

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Chee Kong CHOO
Chee Kong CHOO
Director and Chairman

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP